MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca

Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	0807-1 / W0000406

May 7, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street North East, Mailstop 7010
Washington, DC 20549

Attention:	Donna Levy, Attorney

Dear Sir/Mesdames:
Re:	Eden Energy Corp. (the “Company”)
Post Effective Amendment No. 4 to Form S-1
Filed April 15, 2008
Your File No. 333-128649

     Thank you for your letter dated April 25, 2008 with your comments on the Company's Post Effective Amendment No. 4 to Form S-1, filed April 15, 2008. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.   We note your response to our prior comment one. We also note the Form 8-Ks, as amended, filed March 17, 2008, April 4, 2008 and April 18, 2008 announcing amendments to the terms of the 6% convertible promissory notes issued August 25, 2005 to several investors. Please state whether any of the investors are named as selling shareholders in the Post-Effective Amendment.

     We advise that the investors referred to in the 8-K filings noted in your comment are also named as selling shareholders in the Post-Effective Amendment, primarily due to the fact that those investors still hold certain share purchase warrant, the underlying shares of which are to be registered in the Post Effective Amendment.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

2.   The filing of the Post-Effective Amendment commences the public offer of the securities underlying the notes. Subsequent to the filing of the Post-Effective Amendment, you amended in a private offering the terms of notes that are subject of the registration statement. As a result it appears that you conducted both a private offering and a public offering at the same time. You indicate in your response that “one option would be to de-register...the shares underlying the convertible notes that have been amended.” Tell us whether you intend to do this and discuss any other steps you intend to take to address our concerns with your compliance with Section 5 of the Securities Act of 1933.

     While we continue to disagree that the amendments to the terms of the notes constituted a private offering, in our view the most effective way to alleviate the section 5 concerns would be to de-register the shares underlying the notes held by those investors who entered into the amended notes. As a result, there would not be a subsequent public offering of the underlying shares. The Post Effective Amendment has been amended to reflect this. The Post Effective Amendment has been revised to de-register the convertible note shares to the investors who entered into amended notes and the appropriate revisions made.

     Please appreciate that the timing between the filing of the Post Effective Amendment and the note amendments was something that the Company had little control over and certainly was not done deliberately. The Registration Statement was no longer current and effective due to lapse of time, and so pursuant to the company’s obligations under the registration rights agreements with the selling shareholders it was obligated to make the post effective filing, or else it would be in default and penalties would begin to accrue against it.

3.   We note your response to our prior comment 2. It appears that you repeat disclosure on pages 30-31 regarding competition, governmental regulations and research and development. Please advise.

     The duplication of the disclosure regarding competition, governmental regulations and research and development has been removed.

Cover Page of the Prospectus

4.   Please provide the closing bid price of your common stock as of the most recent practicable date.

     The cover page of the Prospectus has been updated to reflect to the closing bid price as at April 24, 2008.

Closing Comments

     We enclose a clean and four blacklined copies of the Post-Effective Amendment No. 5 to Form S-1 for your review.

     We look forward to the receipt of any further comments which you may have in regard to the Post-Effective Amendment No. 5 to Form S-1 shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. Macdonald Law Corporation

Per: /s/ William L. Macdonald

William L. Macdonald

Encl.
/lk

cc: Eden Energy Corp.